UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-7996183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On September 24, 2024, NeuroSense Therapeutics Ltd. (the “Company”) issued a press release entitled “NeuroSense Regains Compliance with NASDAQ Minimum Bid Price Rule.” A copy of the press release is furnished herewith as Exhibit 99.1.

Also on September 24, 2024, the Company issued a press release entitled “NeuroSense Therapeutics Granted Key U.S. Patent for Novel PrimeC Formulation, its Lead Asset for ALS and Alzheimer’s” A copy of the press release is furnished herewith as Exhibit 99.2.

This Report on Form 6-K, the press release attached as Exhibit 99.1, and the first paragraph of the press release attached as Exhibit 99.2 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306 and 333-260338), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated September 24, 2024, entitled “NeuroSense Regains Compliance with NASDAQ Minimum Bid Price Rule.”
99.2	Press Release, dated September 24, 2024, entitled “NeuroSense Therapeutics Granted Key U.S. Patent for Novel PrimeC Formulation, its Lead Asset for ALS and Alzheimer’s.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: September 24, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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